UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 15, 2022, HeadHunter Group PLC issued a press release announcing its financial results for the quarter ended June 30, 2022, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Supplemental Risk Factor Disclosure

In connection with new legislative initiatives, the Company is supplementing the risk factors previously disclosed in Part I, Item 3.D of its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on April 27, 2022, to amend and restate in its entirety the following risk factor under the heading “Risk Factors - Risks Relating to the Russian Federation and Other Markets in Which We Operate”:

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or requirements that we cease certain of our business activities, or criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs, and our business, prospects, financial condition and results of operations could be materially and adversely affected. See also “—The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations.”

In addition, the Federal Law No. 374-FZ dated July 6, 2016, also known as the “Yarovaya Law” (named after the Russian senator who initiated this law) (the “Yarovaya Law”) amending, among others, the Law on Information, requires arrangers of information distribution by means of internet (the “arranger”) to store certain data for a period of one year. The norm of the law relating to the storage of messages content entered into force on July 1, 2018, see Item 4. “Information on the Company, B. Business Overview—Regulation—Privacy and Personal Data Protection Regulation.” In December 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation suggested delaying implementation of certain requirements on data storage for one year in light of the COVID-19 outbreak and related worsening in economic conditions. We believe that this regulation will not cause us to incur substantial additional costs. However, the range of penalties for non-compliance with the Yarovaya Law is not entirely clear and may potentially entail other types of administrative penalties in addition to fines. If any of these were material or we were found to be in non-compliance, our business prospects, financial condition and results of operations could be materially and adversely affected.

The Sovereign Internet Law, which predominantly entered into force in November 2019, imposes a number of obligations on entities having autonomous system numbers (these numbers are defined as unique identifiers of the autonomous systems, “ASN,” which in turn, are systems of IP-networks and routers that adhere to a common routing policy and to which several IP-addresses can be assigned (the “Internet Providers”)). The Internet Providers are required to, among other things, install certain software and hardware to determine IP addresses, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. The Russian authorities have adopted certain implementing legislation, but other implementing legislation has yet to be developed. See also “—Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users’ experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.” If we were found to be in non-compliance with the requirements of the Sovereign Internet Law, our business prospects, financial condition and results of operations could be affected.

In addition, the Law on Information also sets forth certain content moderation rules. This law provides for an obligation of online businesses to adopt notice-and-take-down approach and delete (block) information which, under Russian law, is considered illicit immediately upon notice from the authorities and requires certain businesses (e.g. audiovisual services owners and social networks with more than 500,000 daily users) to review and proactively delete illicit content. In December 2021, Russian courts issued major fines (up to circa US$100 million) against several global companies for failure to comply with these rules. As of the date of this Annual Report we are closely monitoring all advertising that we allow on our platforms, but there can be no assurance that Roskomnadzor will not reveal any non-compliance with rules described above in future.

More recently, in June 2022, a draft law aiming at restricting foreign ownership in online services for posting ads to 20% was submitted to the State Duma (the lower chamber of the Russian Parliament). If this draft law is adopted as currently drafted it may be applicable to us and we may be required to restructure or otherwise adapt our operations or corporate structure to comply with such restrictions. In addition, the State Duma adopted in the first reading a draft amendment to the law "On Advertising", which involves the creation of a single operator of digital advertising structures. The draft law is broadly drafted and it is unclear whether and to what extent it can apply to us and/or affect our operations. It is currently uncertain at which point, if at all, any of these bills could be signed into law and what would be the scope of any new restrictions that may be imposed pursuant to these legislative initiatives. As a result, it is difficult for us to estimate the potential impact of these draft legislations on our business and the corporate structure.

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The information in this Report on Form 6-K under the caption “Supplemental Risk Factor Disclosure” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-239560) and Registration Statements on Form S-8 (Registration Nos. 333-231557 and 333-232778).

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated August 15, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: August 15, 2022	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer